Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

WHEN:	Wednesday, July 30, 2014 at 4:30 p.m. EST

WHERE:	Offices of Davis LLP, Suite 6000, 1 First Canadian Place
Toronto, Ontario M5X 1E2

PURPOSE:	To discuss and, if it thought fit, approve the following items of business:

1.

To consider and, if deemed advisable, approve, with or without amendment, an ordinary resolution to authorize Rio Alto Mining Limited (“Rio Alto” or the “Company”) to issue such number of common shares in the capital of the Company as is necessary to allow the Company to acquire 100% ownership of Sulliden Gold Corporation Ltd. (“Sulliden”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement, as amended, between the Company, Sulliden and 2422222 Ontario Inc. (the “Arrangement Agreement”) dated June 13, 2014, as more particularly described in the Rio Alto management information circular and accompanying joint management information circular supplement dated June 26, 2014 (the “Circular”), including, but not limited to, the issuance of common shares in the capital of the Company upon the exercise of warrants of Sulliden; the issuance of common shares in the capital of the Company upon the exercise of replacement options of the Company issued in exchange for options of Sulliden; the issuance of common shares in the capital of the Company in settlement of obligations under restricted stock units and deferred share units of Sulliden; the issuance of common shares in the capital of the Company for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms); and the issuance of such number of common shares in the capital of the Company as is necessary to meet its obligations to Sulliden and 2422222 Ontario Inc. as contemplated in the Arrangement Agreement; and

2.	to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

By Order of the Board,

(Signed) “Alexander Black”
Alexander Black
President and Chief Executive Officer

Vancouver, British Columbia
June 26, 2014

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com

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It is desirable that as many shares of the Company as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose or fax to 1-866-249-7775. All proxies, to be valid, must be received by Computershare Investor Services Inc., 100 University Ave., 8th floor, North Tower Toronto, Ontario M5J 2Y1, or by the Company's solicitation agent, Kingsdale Shareholder Services Inc., 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

The information contained in this Circular is important and requires your immediate attention. If you have any questions or need assistance completing your proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-229-8214 toll-free in North America, collect at 416-867-2272 outside of North America or email contactus@kingsdaleshareholder.com